                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (AMENDMENT NO.  )*


                     Internacional de Ceramica, S.A. de C.V.
--------------------------------------------------------------------------------
                                (Name of Company)

                              Limited Voting Units
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   P2383Z-23-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Serena D. Moe
                                 Citigroup Inc.
                                 425 Park Avenue
                            New York, New York 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

----------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D

CUSIP No. P2383Z-23-1
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Impulsora de Fondos, S.A. de C.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Mexico City, Mexico
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   5,479,328 SHARES*
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   5,479,328 SHARES*
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,479,328 SHARES*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.7%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IV
--------------------------------------------------------------------------------

* EXCLUDES (I) 61,500 LVUS THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY ACCIONES Y VALORES DE MEXICO S.A. DE C.V. ("ACCIVAL"), FOR WHICH SHARES IMPULSORA DE FONDOS, S.A. DE C.V. ("IMPULSORA") DISCLAIMS BENEFICIAL OWNERSHIP AND (II) 1,575 LIMITED VOTING UNITS ("LVUS") THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES IMPULSORA DISCLAIMS BENEFICIAL OWNERSHIP.

                                  SCHEDULE 13D

CUSIP No. P2383Z-23-1
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Acciones y Valores de Mexico, S.A. de C.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  / /

                                                                  (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Mexico City, Mexico
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   5,540,828 SHARES*
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   5,540,828 SHARES*
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,540,828 SHARES*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     BD
--------------------------------------------------------------------------------

* INCLUDES (I) 5,479,328 LVUS BENEFICIALLY OWNED BY IMPULSORA FOR WHICH SHARES ACCIVAL DISCLAIMS BENEFICIAL OWNERSHIP AND (II) 61,500 LVUS BENEFICIALLY OWNED BY ACCIVAL. EXCLUDES 1,575 LVUS THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP
     INC., FOR WHICH SHARES ACCIVAL DISCLAIMS BENEFICIAL OWNERSHIP.

                                  SCHEDULE 13D

CUSIP No. P2383Z-23-1
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Grupo Financiero Banamex, S.A. de C.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Mexico City, Mexico
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   5,540,828 SHARES*
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   5,540,828 SHARES*
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,540,828 SHARES*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

* INCLUDES (I) 5,479,328 LVUS BENEFICIALLY OWNED BY IMPULSORA, FOR WHICH SHARES GRUPO FINANCIERO BANAMEX, S.A. DE C.V. ("BANAMEX") DISCLAIMS BENEFICIAL OWNERSHIP AND (II) 61,500 LVUS BENEFICIALLY OWNED BY ACCIVAL. EXCLUDES 1,575 LVUS THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES BANAMEX DISCLAIMS BENEFICIAL OWNERSHIP.

                                  SCHEDULE 13D

CUSIP No. P2383Z-23-1
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citicorp (Mexico) Holdings LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   5,540,828 SHARES*
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   5,540,828 SHARES*
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,540,828 SHARES*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

* INCLUDES (I) 5,479,328 BENEFICIALLY OWNED BY IMPULSORA, FOR WHICH SHARES CITICORP (MEXICO) HOLDINGS LLC ("CITICORP MEXICO") DISCLAIMS BENEFICIAL OWNERSHIP AND (II) 61,500 LVUS BENEFICIALLY OWNED BY ACCIVAL. EXCLUDES 1,575 LVUS THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES CITICORP MEXICO DISCLAIMS BENEFICIAL OWNERSHIP.

                                  SCHEDULE 13D

CUSIP No. P2383Z-23-1
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITICORP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   5,540,828 SHARES*
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   5,540,828 SHARES*
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,540,828 SHARES*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

* INCLUDES (I) 5,479,328 LVUS BENEFICIALLY OWNED BY IMPULSORA, FOR WHICH SHARES CITICORP DISCLAIMS BENEFICIAL OWNERSHIP AND (II) 61,500 LVUS BENEFICIALLY OWNED BY ACCIVAL. EXCLUDES 1,575 LVUS THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES CITICORP DISCLAIMS BENEFICIAL OWNERSHIP.

                                  SCHEDULE 13D

CUSIP No. P2383Z-23-1
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITIGROUP HOLDINGS COMPANY
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   5,540,828 SHARES*
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   5,540,828 SHARES*
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,540,828 SHARES*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

* INCLUDES (I) 5,479,328 LVUS BENEFICIALLY OWNED BY IMPULSORA, FOR WHICH SHARES CITIGROUP HOLDINGS COMPANY ("CITIGROUP HOLDINGS") DISCLAIMS BENEFICIAL OWNERSHIP AND (II) 61,500 LVUS BENEFICIALLY OWNED BY ACCIVAL. EXCLUDES 1,575 LVUs THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES CITIGROUP HOLDINGS DISCLAIMS BENEFICIAL OWNERSHIP.

                                  SCHEDULE 13D

CUSIP No. P2383Z-23-1
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITIGROUP INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   5,542,403 SHARES*
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   5,542,403 SHARES*
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,542,403 SHARES*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

* INCLUDES (I) 5,479,328 LVUS BENEFICIALLY OWNED BY IMPULSORA FOR WHICH SHARES CITIGROUP INC. DISCLAIMS BENEFICIAL OWNERSHIP, (II) 61,500 LVUS BENEFICIALLY OWNED BY ACCIVAL AND (III) 1,575 LVUS THAT MAY BE DEEMED
     TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC.

ITEM 1. SECURITY AND COMPANY.

This Schedule 13D relates to the Limited Voting Units, each of which consists of one Series D share and one Series L share (collectively, the "LVUs"), of Internacional de Ceramica, S.A. de C.V, a Mexican corporation ("Ceramica" or the "Company"). The address of the principal executive offices of Ceramica is Ave. Carlos Pacheco 7200, Chihuahua, Chih., Mexico.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by (i) Impulsora de Fondos, S.A. de C.V., a corporation chartered in Mexico City, Mexico ("Impulsora"), by virtue of its beneficial ownership of Ceramica's LVUs, (ii) Acciones y Valores de
Mexico, S.A. de C.V., a corporation chartered in Mexico City, Mexico ("Accival"), by virtue of its ownership of all of the outstanding common stock of Impulsora, (iii) Grupo Financerio Banamex, S.A. de C.V., a corporation chartered in Mexico City, Mexico ("Banamex"), by virtue of its ownership of all of the outstanding common stock of Accival, (iv) Citicorp (Mexico) Holdings LLC, a limited liability company chartered in Delaware ("Citicorp Mexico"), by virtue of its ownership of all of the outstanding common stock of Banamex, (v) Citicorp, a corporation chartered in Delaware ("Citicorp"), by virtue of its ownership of all of the membership interests of Citicorp Mexico, (vi) Citigroup Holdings Company, a corporation charted in Delaware ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and
(vii) Citigroup Inc., a corporation chartered in Delaware ("Citigroup"), by virtue of its ownership of all of the outstanding common stock of Citigroup Holdings (collectively, the "Reporting Persons" and each, a "Reporting Person").

Attached as Exhibit 99.A is information concerning each executive officer and director of each of Impulsora and Citigroup. Exhibit 99.A is incorporated into and made a part of this Schedule 13D.

(b) The address of the principal office of Impulsora is Isabel la Catolica 165, Piso 8, Mexico City, Mexico. The address of the principal office of each of Accival and Banamex is Paseo De La Reforma 398, Mexico City, Mexico 6600. The address of the principal office of each of Citicorp Mexico, Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043. The address of the principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19801.

(c) Impulsora's principal business is management of investment funds. Accival's principal business is acting as broker and investment adviser. Banamex is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citicorp Mexico is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

(d-e) On April 28, 2003 Salomon Smith Barney, Inc. ("SSB"), now named Citigroup Global Markets, Inc., a subsidiary of Citigroup, announced final agreements with the SEC, the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices.

SSB will pay $300 million for retrospective relief, plus $25 million for investor education, and has committed to spend $75 million to provide independent third-party research to its clients at no charge. SSB will also adopt new policies and procedures to further ensure the independence of its research and address other issues identified in the course of the investigation. SSB reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of Impulsora, Accival and Banamex is chartered in Mexico City, Mexico. Each of Citicorp Mexico, Citicorp, Citigroup Holdings and Citigroup is chartered in Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

All interests, direct and indirect, in Ceramica's LVUs reported in this
Schedule 13D are beneficially owned either (i) by Impulsora, on behalf of, and using funds contributed by, certain mutual fund clients described in Item 4 below, or (ii) by certain other subsidiaries of Citigroup using funds contributed by certain third party clients or working capital, in each case solely for investment purposes in the ordinary course of business.

ITEM 4. PURPOSE OF TRANSACTION

On August 6, 2001, Citicorp, an indirect wholly owned subsidiary of Citigroup, completed its acquisition of 99.86% of the issued and outstanding ordinary shares of Grupo Financiero Banamex Accival, S.A. de C.V. (the "Acquisition"). On September 10, 2001, Grupo Financiero Banamex Accival, S.A. de C.V. completed the legal process to change its name to Grupo Financiero Banamex, S.A. de C.V. ("Banamex"). On September 24, 2001, Citicorp became the holder of 100% of the issued and outstanding ordinary shares of Banamex following a share redemption by Banamex. Impulsora is a subsidiary of Banamex, and, as a result of the Acquisition, Citigroup indirectly assumed control of the LVUs beneficially owned by Impulsora.

The LVUs reported by Impulsora in this Schedule 13D reflect positions that Impulsora manages on behalf of certain mutual fund clients, Accivalmex Alta Rentabilidad, S.A. de C.V. ("Acciar") and Accivalmex Patrimonial, S.A. de C.V. ("Accipat"). Pursuant to the terms of the investment management agreement Impulsora has executed with each of these entities, a form of which is attached as Exhibit 99.C and is incorporated by reference herein, Impulsora has investment and voting authority over the LVUs reported in this
Schedule 13D on behalf of Acciar and Accipat. Depending on market conditions and other factors (including evaluation of Ceramica's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), Impulsora may from time to time purchase additional securities of Ceramica or dispose of all or a portion of its investment in Ceramica on behalf of its mutual fund clients.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Exhibit 99.A to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure including but not limited to, if the issuer if a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a) Impulsora directly beneficially owns 5,479,328 Limited Voting Units, which represent 16.7% of all Limited Voting Units outstanding.

Accival owns all of the outstanding common stock of Impulsora, and, as a result, indirectly beneficially owns 5,479,328 Limited Voting Units directly beneficially owned by Impulsora, which represent 16.7% of all Limited Voting Units outstanding. Accival also directly beneficially owns 61,500 Limited Voting Units, which represent 0.2% of all Limited Voting Units outstanding.

Banamex owns all of the outstanding stock of Accival, and, as a result, indirectly beneficially owns 5,540,828 Limited Voting Units that are beneficially owned by Accival, which represent 16.9% of all Limited Voting Units outstanding.

Citicorp Mexico owns all of the outstanding stock of Banamex, and, as a result, indirectly beneficially owns 5,540,828 Limited Voting Units that are beneficially owned by Banamex, which represent 16.9% of all Limited Voting Units outstanding.

Citicorp owns all the membership interests of Citicorp Mexico, and, as a result, indirectly beneficially owns 5,540,828 Limited Voting Units that are beneficially owned by Citicorp Mexico, which represent 16.9% of all Limited Voting Units outstanding.

Citigroup Holdings Company owns all of the outstanding common stock of Citicorp, and, as a result, indirectly beneficially owns 5,540,828 Limited Voting Units that are beneficially owned by Citicorp, which represent 16.9% of all Limited Voting Units outstanding.

Citigroup owns all of the outstanding common stock of Citigroup Holdings Company, and, as a result, Citigroup indirectly beneficially owns 5,540,828 Limited Voting Units that are beneficially owned by Citigroup Holdings Company, which represent 16.9% of all Limited Voting Units outstanding. Citigroup also indirectly beneficially owns 1,575 Limited Voting Units that are beneficially owned by certain other subsidiaries of Citigroup.

Each of Impulsora, Accival, Banamex, Citicorp Mexico, Citicorp and Citigroup Holdings Company disclaims beneficial ownership of the LVUs beneficially owned by other Citigroup subsidiaries.

The table below summarizes the Reporting Persons' current beneficial ownership positions and their ownership positions at the time of the Acquisition. The heading "Citigroup" refers to LVUs beneficially owned by Citigroup Inc.; the heading "Citigroup Subsidiaries" refers to LVUs beneficially owned by each of Accival, Banamex, Citicorp Mexico, Citicorp and Citigroup Holdings. The heading "Impulsora" refers to LVUs beneficially owned by Impulsora.


DATE                          CITIGROUP          CITIGROUP SUBSIDIARIES           IMPULSORA
                          LVUs*       %           LVUs*       %                 LVUs*       %
                          -----       -           -----       -                 -----       -
August 6, 2001          6,220,167   24.8%       6,220,167   24.8%             6,220,167   24.8%
September 21, 2004      5,542,403   16.9%       5,540,828   16.9%             5,479,328   16.7%



* Includes LVUs for which the Reporting Persons disclaim beneficial ownership.

The ownership calculations in Item 5 are based upon the holdings of the Reporting Persons and the number of LVUs outstanding at such time as indicated below:


DATE                       LVUs OUTSTANDING          SOURCE
August 6, 2001             25,057,860 LVUs           Form 20-F filed by Ceramica on July 2, 2001
September 21, 2004         32,878,746 LVUs           Form 6-K filed by Ceramica on August 18, 2004



(b) With respect to the LVUs beneficially owned by the Reporting Persons set forth in Item 5(a) above, each Reporting Person has shared power to vote or direct the vote, and dispose or direct the disposition of, all of the LVUs it beneficially owns.

(c) To the best knowledge of the Reporting Persons, the Reporting Persons have engaged in the following transactions:

On each of the following dates, Accival purchased LVUs in open market transactions in the amount and at the average price described below:

            DATE       LVUs PURCHASED       AVERAGE PRICE*     EXCHANGE RATE*
            ----       --------------       --------------     --------------

       August 18, 2004         3,000            $1.45             11.35
       August 23, 2004         3,000            $1.45             11.38
     September 2, 2004        15,000            $1.12             11.49
     September 3, 2004        35,000            $1.15             11.52
     September 7, 2004         5,500            $1.25             11.57


Roberto Hernandez Ramirez, a member of the Board of Directors of Citigroup, currently owns 6,121,034 LVUs, or 18.6%, of the Company's outstanding LVUs. The 6,121,034 LVUs owned by Mr. Hernandez are not deemed to be beneficially owned by Citigroup and are thus not included in this filing.

Alfredo Harp Helu was a member of the Board of Directors of Citigroup from August 3, 2001 to April 15, 2003. Based on the most recent Schedule 13D filed by Mr. Harp on November 13, 2003, Mr. Harp holds 5,202,049 LVUs (or 15.8% of the Company's outstanding LVUs as of June 30, 2004). Such shares are not deemed to be beneficially owned by Citigroup and are thus not included in this filing.

Other than the foregoing transactions and as otherwise described in Item 4, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A, has effected a transaction in LVUs during the past 60 days.

*The Average Price contains conversions of Mexico Peso amounts into U.S. Dollars. The exchange rate, which was obtained from the Federal Reserve, is based on an average for the day of the transaction listed and may vary depending on the source of such exchange rate.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE COMPANY.

Attached as Exhibit 99.C is a form of the investment management agreement that Impulsora has executed with each of Acciar and Accipat, with respect to Impulsora's role as investment manager on behalf of each of Acciar and Accipat. Other than this agreement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit      Description
-------      -----------
99.A         Officers and Directors of Impulsora de Fondos, S.A. de C.V. and
             Citigroup Inc.

99.B         Joint Filing Agreement among Impulsora de Fondos, S.A. de C.V.,
             Acciones y Valores de Mexico, S.A. de C.V., Grupo Financiero
             Banamex, S.A. de C.V., Citicorp (Mexico) Holdings LLC, Citicorp,
             Citigroup Holdings Company and Citigroup Inc.

99.C Form of Investment Management Agreement that Impulsora de Fondos, S.A. de C.V. has executed with each of Accivalmex
             Alta Rentabilidad, S.A. de C.V. and Accivalmex Patrimonial,
             S.A. de C.V.


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated: September 29, 2004


          IMPULSORA DE FONDOS, S.A. DE C.V.


          By: /s/ Alberto Gomez Sandoval
          --------------------------------------
          Name: Alberto Gomez Sandoval
          Title: Finance Director


          ACCIONES Y VALORES DE MEXICO, S.A. DE C.V.


          By: /s/ Alberto Gomez Sandoval
          --------------------------------------
          Name: Alberto Gomez Sandoval
          Title: Finance Director


          GRUPO FINANCIERO BANAMEX, S.A. DE C.V.


          By: /s/ Alberto Gomez Sandoval
          --------------------------------------
          Name: Alberto Gomez Sandoval
          Title: Attorney-In-Fact


          CITICORP (MEXICO) HOLDINGS LLC


          By: /s/ William H. Wolf
          --------------------------------------
          Name: William H. Wolf
          Title: President


          CITICORP


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary


          CITIGROUP HOLDINGS COMPANY


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary


          CITIGROUP INC.


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary